

Summary



My Trail Company provides investors a **unique opportunity.**

My Trail co-founder Demetri Coupounas co-founded GoLite which achieved **$17.5M peak annual sales.** My Trail acquired proven product designs and ~**150K customer email list** GoLite developed over 16 years.

GoLite did many things well – where GoLite needed to improve, **My Trail will do better.**

Based on GoLite's historical performance, My Trail can be profitable its 1st full year by **producing only the best-selling styles and by keeping expenses low.**

Having already raised several hundred thousand dollars and counting from Colorado Customers in a Direct Public Offering, My Trail is raising an additional $50K – $1M from Customers outside Colorado. **The 1st $300K will support product expansion on line; the rest will help produce best selling styles in stores and open and staff small profitable stores.**

Investors purchase preferred shares that earn **10% annual dividends,** paid in cash or accrued and paid upon liquidation or redemption. Investors receive a **20% discount on product purchases.**

Opportunity

 MY TRAIL Co

Outdoor customers want products that are simultaneously, high-performance, responsibly-made, and affordable, but **no outdoor brand offers customers all 3.**

	High Performance	Responsibly Made	Affordable
The North Face	✓		
Marmot	✓		
Mountain Hardware	✓		
Patagonia	✓	✓	
Icebreaker		✓	
NAU		✓	
REI		✓	✓
Columbia			✓

Differentiation



	High Performance	Responsibly Made	Affordable
My Trail	✓	✓	✓
The North Face	✓		
Marmot	✓		
Mountain Hardware	✓		
Patagonia	✓	✓	
Icebreaker		✓	
NAU		✓	
REI		✓	✓
Columbia			✓











Who We Are

MY TRAIL CO



We believe in helping people enjoy the outdoors more
with products that are:

High performance

Lightweight

Responsibly-made

Affordable

Direct to customers

Identity Inspiration

MY TRAIL CO


PACIFIC CREST NATIONAL
SCENIC TRAIL
NO. 2000
PACIFIC CREST TRAIL
NATIONAL SCENIC TRAIL
APPALACHIAN TRAIL
NATIONAL SCENIC TRAIL
CONTINENTAL DIVIDE TRAIL
NATIONAL SCENIC TRAIL
PACIFIC CREST
TRAIL
NO VEHICLES
CO

MY TRAIL CO

Everything you need;
nothing you don't.



There are many great brands focused on epic mountain adventures – **My Trail is not one of them.**

We are focused on the trails in your life, and on helping you enjoy them more, and more often.

We honor all trails whether they are steep or flat, wilderness single track or suburban side walk, and whether they take you from Canada to Mexico or around your local park.

Why My Trail Will Succeed Where GoLite Failed



GoLite did many things well – what GoLite did poorly, My Trail is doing differently.

	GoLite	My Trail
Physical Store Size/Cost	Large/High	Small/Low
Purely Casual Product Line	Broad & Unprofitable	Trail Commemorative T-Shirts Only
Margins	Low	High
Headquarters Costs	High	Low
Product Line & Systems Designed For	Wholesale	Retail
Headquarters Team Experience	Wholesale	Retail
Culture	Divided	United
Decision Making	Reactive	Proactive/Metrics Based
Board of Directors	No	Yes
Outside Investment	No	Yes
Brand Owned By	Timberland / VF Corporation	My Trail Company

Focused, Profitable Product Line



Product Line	GL Profitability	Turns	Discounts	Cash Flow Impact	My Trail Making
Equipment	**YES**	Fast	Low	Great	**YES**
Technical Apparel	**YES**	Medium	Medium	Good	**YES**
Casual Apparel	no	Slow	High	Bad	no

- GoLite made money on equipment and technical apparel; lost money on casual apparel.

- My Trail will focus on equipment and technical apparel only.

- First 5 years of products are designed. Updates, fit adjustments and color changes will occur seasonally.

Small, Inexpensive, Profitable Stores



My Trail is modeling its ideal store on the most profitable GoLite stores.

GoLite 2013 Store	Sales ($000s)	Profitable (п)	Square Feet (SF)	п 1200 SF	п 1200 SF; no casual apparel
GoLite.Com	4,406	**YES**	N/A	**YES**	**YES**
Boulder, CO	2,346	**YES**	3,854	**YES**	**YES**
Silverthorne, CO	1,302	**YES**	3,064	**YES**	**YES**
Woodburn, OR	964	no	2,549	**YES**	**YES**
Castle Rock, CO	881	no	2,638	**YES**	**YES**
Colorado Springs, CO	874	no	3,817	**YES**	**YES**
Fort Collins, CO	867	**YES**	1,646	**YES**	**YES**
Cabazon, CA	824	no	4,170	**YES**	**YES**
Littleton, CO	727	no	3,878	**YES**	**YES**
Lakewood, CO	695	no	3,627	**YES**	**YES**
Meridian, ID	683	no	3,619	**YES**	**YES**
Denver, CO	677	**YES**	1,150	**YES**	**YES**
Lehi, UT	554	no	3,127	no	**YES**
Anthem, AZ	448	no	3,516	no	**YES**
Santa Fe, NM	395	no	2,215	no	**YES**

Expected Timeline



Date	Business/Finance	Products	Locations/Channels
2015	Created company. Raised minimum required capital.	Ordered 11 styles that sell best on the web.	Engaged 150K customers through email and social media outreach.
2016	Paid 1st dividends. Finish raising capital. Hire core HQ team. Sell 1st Products. Achieve Profitability.	Receive packs, shelters and accessories in Spring; down jackets and parkas in Fall. Include complementary accessories from other brands.	Open combined HQ/Distribution Center/ Storefront. Launch e-com web site. Omni-channel distribution from start.
2017	Transition to lower interest inventory financing.	Add storm shells, wind shells, running & hiking tops & bottoms, trail graphic t-shirts, mid layers, base layers & apparel accessories.	Open 4 small profitable stores in Front Range. Grow web sales through in store email acquisition & direct efforts.
2018-2020	Pay off line of credit. Buy back preferred shares from any who wish to sell them.	Introduce ski wear, synthetic insulated jackets, tights, travel tops and bottoms, hydration & bottle packs, travel packs, sleeping bags & stuff sacks.	Open 4 more small profitable stores each year in Colorado then other Western states. Increase wholesale and international distribution.
2021-	Continue paying dividends and buying back shares.	Consider footwear, a children's collection, and other product groups.	Continue to open small, profitable stores, throughout the US. Consider franchising.

Offering



- OFFERING – My Trail is offering up to 280,000 shares to Colorado residents, and 200,000 shares to non-Colorado residents, of non-voting, non-convertible preferred stock for $5 per share.

- DISTRIBUTION – My Trail is selling shares to Colorado residents through a Direct Public Offering (DPO) on dpo.mytrailco.com. Non-Colorado residents, can purchase these same shares through WeFunder.com.

- MINIMUM INVESTMENT – 200 shares for $1000 from unaccredited investors; 1000 shares for $5000 from accredited.

- DIVIDENDS – Shares will earn 10% annual dividends, either paid in cash or accrued from year to year.

- BUY BACK – After 5 years, investors may require My Trail to buy back their shares at the original purchase price plus any accrued but unpaid dividends. After 10 years, My Trail may require investor to sell shares back to My Trail.

- PRODUCT DISCOUNTS – Investors receive 20% discount on My Trail purchases while holding minimum investment.

- TRANSFER RESTRICTIONS – Transfer of shares restricted short-term by applicable securities laws and My Trail right of first refusal.

- MECHANICS – Just follow the straightforward steps on dpo.mytrailco.com (Colorado) or WeFunder.com (national).

- **THE FOREGOING IS MERELY A SUMMARY OF CERTAIN KEY TERMS OF THIS OFFERING. PROSPECTIVE INVESTORS SHOULD CAREFULLY REVIEW ALL OFFERING MATERIALS AT DPO.MYTRAILCO.COM or WEFUNDER.COM, FOR DETAILS REGARDING THE RIGHTS, PREFERENCES, PRIVILEGES AND RESTRICTIONS OF THE SHARES.**

Make

 MY TRAIL CO

Your Trail Company



Team

MY TRAIL CO

STAFF

DEMETRI COUPOUNAS ("COUP"), PRESIDENT, DIRECTOR – Co-founder & President GoLite, outdoor clothing and equipment company, 1998-2015. Learned what worked and what didn't for an outdoor industry challenger brand in terms of products, marketing, sales channels, operations, financing and culture. Policy Director Concord Coalition, Associate Mercer Management Consulting, Strategic Planner Chairman's Office American Stock Exchange, Assistant to Chairman US SEC. Set records on long trails including Colorado Trail. AB Princeton, MBA & MPP Harvard.

KALE KLONTZ, COO – GoLite's last Retail Director. Keen understanding of what's needed to start, operate & grow successful outdoor disruptor. 17 yrs outdoor retail, 15 in store management. At REI, rose through CO stores, became Chicago Store Manager – helped grow market from $12M to $60M in 5 yrs. Excels at selling process, customer service, change management, business savvy. Avid mountain biker, skier and peak bagger. MS and BS degrees CSU.

THOMAS DANGERFIELD, CMO – Brand strategist and retail and user experience designer for some of the world's leading companies including IBM, Coca Cola, Sprint and Xerox. One of My Trail's earliest investors, Thomas came on board to execute a full integrated multi-channel marketing plan.

BOARD OF DIRECTORS

KIM COUPOUNAS – Colorado State Director, B Lab. Co-founder, CEO & CSO, GoLite. Chairwoman, Outdoor Industry Board of Directors. COO, Up With People. COO, Shackleton Schools. MBA & MPA Harvard; BA Princeton.

ANNE MALEADY – Board President, American Canoe Assoc. Trustee , East Coast Greenway. Founder & Trustee, Health & Hope Foundation. Retail Director, Store Mgr, REI. District Mgr, Store Manager, EMS. BA, U Mass, Boston.

GEOFF O'KEEFE – VP, Global Supply Chain, Amer Rec Prod's. Pres, Mountainsmith & 105 Meridien. Pres, COO, Dir, Lowe Alpine. VP Merch & Ops, Planet Outdoors. Ops Mgr, Gen'l Merch Mgr, Patagonia. Sen VP, Board Member, A16.

TOM VOGL – CEO, The Mountaineers. COO, Barn2Door. CMO, The Clymb. CMO, Redfin. Senior VP Marketing, REI. MBA, Harvard Business School. BSBA Economics, University of Missouri.